FOR IMMEDIATE RELEASE	June 26, 2017

Micromem: Announces Product Launch

Toronto, New York, June 26, 2017: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQB: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), announces it has released for routine sale the RT-Lube Analyzer, the first in the world instrument platform that is capable of real time, on site detection of wear elements in lubricating fluids. The Company's initial focus is early indication of problems occurring on wind turbine gear boxes that lead to unscheduled and expensive downtime, an installation for this application has already begun. This technology however is not limited to the wind industry, initial uses in any environment where the measurement of lubricant wear materials in real time is advantageous such as dangerous build ups in power transformer insulating fluids or carryover of chemical constituents on product surfaces. With modifications applications in organic fluids are also possible such as real time measurement of impurities in wines and other spirits, noninvasive glucose detection in potatoes and other fruits. These are just a few of the examples of where real time measurement and detection is applicable.

Currently the process to test lubricants is to take a manual sample for lab testing. This approach is expensive, labor intensive and time consuming. The RT-Lube Analyzer can replace this manual approach by automatically sampling, on a pre-scheduled basis, the fluid under consideration. The analysis is immediate and is communicated back to cloud based storage systems where the analytics can take place. The method of communication is flexible and information can be made available to anyone from any location in the world. The value proposition of this device is to provide prognosis of pending failure modes prior to the actual failure happening.

In the wind turbine area, particle analyzers and vibration sensors are effective at alerting failures as they occur. The RT-Lube Analyzer measures multiple wear elements in lubricants and predicts that a failure is pending soon enough to allow operators to island the turbine and schedule the repairs.

Cost effective, the RT-Lube Analyzer is a game changer in the various targeted markets MAST is pursuing, opening the Internet of Things to industries that need to adapt and become more cost effective in the information age.

RT-Lube Analyzer Data Sheet (attachment).

RT-Lube Analyzer Data Sheet Page 1
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RT-Lube Analyzer Data Sheet Page 2
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About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTCQB: MMTIF) (CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF
               CSE - Symbol: MRM
Shares issued: 205,971,078
SEC File No: 0-26005
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